Exhibit 7.1

Quebecor Media Inc.

Statement Regarding Calculation of Ratio of Earnings to Fixed Charges as Disclosed in
Quebecor Media Inc.’s Annual Report on Form 20-F for the Year Ended December 31, 2017

For the purpose of calculating the ratio of earnings to fixed charges disclosed in Quebecor Media Inc.’s Annual Report on Form 20-F for the year ended December 31, 2017 under IFRS, (i) earnings consist of net income (loss), plus income taxes, fixed charges, amortized capitalized interest, less interest capitalized and (ii) fixed charges consist of interest expensed and capitalized, plus premiums and discounts amortization, financing fees amortization and an estimate of the interest within rental expense.